Claremont Investment Partners, LLC

104 Summit Ave

Summit, NJ 07902-0080

November 6, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      INDUSTRY LEADERS FUND ("Registrant")

         File No. 333-62893

         File No. 811-08989

Gentlemen:

On behalf of the above-referenced Registrant, please find enclosed for filing,

in accordance with Rule 17g-1: a copy of the Registrant's Joint Insured Bond; a copy of the resolution of a majority of the board of directors who are not

"interested persons" of the registered management investment company approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such company; and a copy of the Registrant's Joint Insured

Agreement. Please also accept this correspondence as the required statements that the Premiums for the Bond have been paid and that the amount of the Bond is the same as would have provided and maintained had Registrant not been named as an insured under a joint insured bond.

Please do not hesitate to contact the undersigned, counsel to the Registrant,

with any questions or comments relating to this filing.

Very truly yours,

Gerald P. Sullivan


                         AGREEMENT AMONG JOINT INSUREDS

                          DATED AS OF DECEMBER 4, 2001

AGREEMENT DATES AS OF the 4th day of December, 2001, by and between Industry

Leaders(R) Fund, a Delaware business trust (`the "Trust") and Claremont

Investment Partner, LLC (the `Adviser").

                              W I T N E S S E T H:

      WHEREAS, the Trust is a registered investment company required to be covered by a fidelity bond pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "Act"); and

      WHEREAS, Adviser is a registered investment adviser who is the adviser to the Trust;

      WHEREAS, both the Trust and the Adviser are named as joint insureds in a joint insured bond (the "Bond"); and

      WHEREAS, the Trust and the Adviser are required under rule 17g-1(f) of the

Act to enter into an agreement among joint insureds;

      NOW THEREFORE, the Trust and the Adviser hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by either the Trust or the Adviser, each covered entity will receive an amount at least equal to the amount which such covered entity would have received has each provided an maintained a single insured bond with minimum coverage required under the Act.

      IN WITNESS WHEREOF, this agreement has been executed as of the day and year first above written.

                                    INDUSTRY LEADERS(R) FUND

                                    By: __________________________________

                                    CLAREMONT INVESTMENT PARTNERS, LLC

                                    By: ___________________________________


Agenda Item No. 4:  Consideration of Joint Fidelity Bond and Agreement

                    Among Joint Insureds Pursuant to Rule 17g-1

      WHEREAS, the Trustees previously authorized the officers of the Fund to obtain a fidelity bond that would continue to cover the Fund for the minimum amount required under Section 17 of the Investment Company Act of 1940 ("1940

Act") and Rule 17g-1 thereunder, and further authorized the officers to consider a fidelity bond that would jointly cover the Fund and its investment adviser,

subject to ratification by this Board; and

      WHEREAS, having considered the standard form of the fidelity bond underwritten by Fidelity & Deposit Company of Maryland (the "Joint Bond") as

presented to this meeting, together with the amount of the premium, coverage required under applicable provisions of the 1940 Act and such other factors,

including the terms of an agreement ("Joint Insured Agreement") between the Fund and its investment adviser (collectively, the "Insureds"), as the Trustees deemed appropriate in accordance with their responsibilities under cited provisions of the 1940 Act ;

      NOW THEREFORE BE IT

      RESOLVED, that the Joint Bond, together with the Joint Insured Agreement relating to the division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1 under the 1940 Act, each in substantially the form presented to this meeting be, and each hereby is,

approved and ratified; and be it

      FURTHER RESOLVED, that the officers of the Trust be, and they hereby are,

authorized from time to time to increase the amount of the Joint Bond during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule

17g-1 under the 1940 Act, with other terms of the Bond remaining substantially the same, and this Board acknowledges that this approval constitutes advance notice of those increases required to be given to this Board and authorization to pay any increases in premiums, provided that any such increase will be submitted for ratification by this Board at its first regular meeting following the effective date of the increase.






        Chubb Group of Insurance Companies                      DECLARATIONS

                                                                FINANCIAL INSTITUTION INVESTMENT

        15 Mountain View Road, Warren, New Jersey 07059         COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):                   Bond Number: 81942643

INDUSTRY LEADER FUND & CLAREMONT INVESTMENT PARTNERS, LLC

                                                                FEDERAL INSURANCE COMPANY

104 SUMMIT AVENUE                                               Incorporated under the laws of Indiana

SUMMIT, NJ 07902                                                a stock insurance company herein called the COMPANY

                                                                Capital Center, 251 North Illinois, Suite 1100

                                                                Indianapolis, IN 46204-1927

-------------------------------------------------------------------------------------------------------------------



ITEM 1.     BOND PERIOD: from 12:01 a.m. on June 8, 2007

                           to 12:01 a.m. on June 8, 2008

ITEM 2.     LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

            If "Not Covered" is inserted below opposite any specified INSURING

            CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1, sustained by any Investment Company.




                                                                                       DEDUCTIBLE

            INSURING CLAUSE                                    LIMIT OF LIABILITY        AMOUNT

            ---------------                                    ------------------        ------


             1.  Employee                                         $     525,000        $     1,000

             2.  On Premises                                      $     525,000        $     1,000

             3.  In Transit                                       $     525,000        $     1,000

             4.  Forgery or Alteration                            $     525,000        $     1,000

             5.  Extended Forgery                                 $     525,000        $     1,000

             6.  Counterfeit Money                                $     525,000        $     1,000

             7.  Threats to Person                                $ Not Covered        $       N/A

             8.  Computer System                                  $     525,000        $     1,000

             9.  Voice Initiated Funds Transfer Instruction       $ Not Covered        $       N/A

            10.  Uncollectible Items of Deposit                   $ Not Covered        $       N/A

            11.  Audit Expense                                    $ Not Covered        $       N/A



ITEM 3.     THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE

            FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

            Terrorism Notice Form 10-02-1281

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

 /s/ W. Andrew Macan                            /s/ Thomas F. Motamed

      Secretary                                       President

Countersigned by                                /s/ Robert Hamburger

                  ---------------------        -----------------------------

                                                 Authorized Representative

--------------------------------------------------------------------------------

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1


                  The COMPANY, in consideration of payment of the required

                  premium, and in reliance on the APPLICATION and all other

                  statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,

                  agrees to pay the ASSURED for:

--------------------------------------------------------------------------------

Insuring Clauses

Employee          1.    Loss resulting directly from Larceny or Embezzlement

                        committed by any Employee, alone or in collusion with

                        others.

--------------------------------------------------------------------------------

On Premises       2.    Loss of Property resulting directly from robbery,

                        burglary, false pretenses, common law or statutory

                        larceny, misplacement, mysterious unexplainable

                        disappearance, damage, destruction or removal, from the

                        possession, custody or control of the ASSURED, while

                        such Property is lodged or deposited at premises located

                        anywhere.

--------------------------------------------------------------------------------

In Transit        3.    Loss of Property resulting directly from common law or

                        statutory larceny, misplacement, mysterious

                        unexplainable disappearance, damage or destruction,

                        while the Property is in transit anywhere:

                        a.    in an armored motor vehicle, including loading and

                              unloading thereof,

                        b.    in the custody of a natural person acting as a

                              messenger of the ASSURED, or

                        c.    in the custody of a Transportation Company and

                              being transported in a conveyance other than an

                              armored motor vehicle provided, however, that

                              covered Property transported in such manner is

                              limited to the following:

                             (1)   written records,

                             (2)   securities issued in registered form, which

                                   are not endorsed or are restrictively

                                   endorsed, or

                             (3)   negotiable instruments not payable to bearer,

                                   which are not endorsed or are restrictively

                                   endorsed.

                        Coverage under this INSURING CLAUSE begins immediately

                        on the receipt of such Property by the natural person or

                        Transportation Company and ends immediately on delivery

                        to the premises of the addressee or to any

                        representative of the addressee located anywhere.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19


--------------------------------------------------------------------------------

Insuring Clauses

(continued)

Forgery Or        4.    Loss resulting directly from:

Alteration

                        a.    Forgery on, or fraudulent material alteration of,

                              any bills of exchange, checks, drafts,

                              acceptances, certificates of deposits, promissory

                              notes, due bills, money orders, orders upon public

                              treasuries, letters of credit, other written

                              promises, orders or directions to pay sums certain

                              in money, or receipts for the withdrawal of

                              Property, or

                        b.    transferring, paying or delivering any funds or

                              other Property, or establishing any credit or

                              giving any value in reliance on any written

                              instructions, advices or applications directed to

                              the ASSURED authorizing or acknowledging the

                              transfer, payment, delivery or receipt of funds or

                              other Property, which instructions, advices or

                              applications fraudulently purport to bear the

                              handwritten signature of any customer of the

                              ASSURED, or shareholder or subscriber to shares of

                              an Investment Company, or of any financial

                              institution or Employee but which instructions,

                              advices or applications either bear a Forgery or

                              have been fraudulently materially altered without

                              the knowledge and consent of such customer,

                              shareholder, subscriber, financial institution or

                              Employee;

                        excluding, however, under this INSURING CLAUSE any loss

                        covered under INSURING CLAUSE 5. of this Bond, whether

                        or not coverage for INSURING CLAUSE 5. is provided for

                        in the DECLARATIONS of this Bond.

                        For the purpose of this INSURING CLAUSE, a mechanically

                        reproduced facsimile signature is treated the same as a

                        handwritten signature.

--------------------------------------------------------------------------------

Extended Forgery  5.    Loss resulting directly from the ASSURED having, in good

                        faith, and in the ordinary course of business, for its

                        own account or the account of others in any capacity:

                        a.    acquired, accepted or received, accepted or

                              received, sold or delivered, or given value,

                              extended credit or assumed liability, in reliance

                              on any original Securities, documents or other

                              written instruments which prove to:

                              (1)   bear a Forgery or a fraudulently material

                                    alteration,

                              (2)   have been lost or stolen, or

                              (3)   be Counterfeit, or

                        b.    guaranteed in writing or witnessed any signatures

                              on any transfer, assignment, bill of sale, power

                              of attorney, guarantee, endorsement or other

                              obligation upon or in connection with any

                              Securities, documents or other written

                              instruments.

                        Actual physical possession, and continued actual

                        physical possession if taken as collateral, of such

                        Securities, documents or other written instruments by an

                        Employee, Custodian, or a Federal or State chartered

                        deposit institution of the ASSURED is a condition

                        precedent to the ASSURED having relied on such items.

                        Release or return of such collateral is an

                        acknowledgment by the ASSURED that it no longer relies

                        on such collateral.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19


Insuring Clauses

Extended Forgery        For the purpose of this INSURING CLAUSE, a mechanically

(continued)             reproduced facsimile signature is treated the same as a

                        handwritten signature.

--------------------------------------------------------------------------------

Counterfeit       6.    Loss resulting directly from the receipt by the ASSURED

Money                   in good faith of any Counterfeit money.

--------------------------------------------------------------------------------

Threats To        7.    Loss resulting directly from surrender of Property away

Person                  from an office of the ASSURED as a result of a threat

                        communicated to the ASSURED to do bodily harm to an

                        Employee as defined in Section 1.e. (1), (2) and (5), a

                        Relative or invitee of such Employee, or a resident of

                        the household of such Employee, who is, or allegedly is,

                        being held captive provided, however, that prior to the

                        surrender of such Property:

                        a.    the Employee who receives the threat has made a

                              reasonable effort to notify an officer of the

                              ASSURED who is not involved in such threat, and

                        b.    the ASSURED has made a reasonable effort to notify

                              the Federal Bureau of Investigation and local law

                              enforcement authorities concerning such threat.

                        It is agreed that for purposes of this INSURING CLAUSE,

                        any Employee of the ASSURED, as set forth in the

                        preceding paragraph, shall be deemed to be an ASSURED

                        hereunder, but only with respect to the surrender of

                        money, securities and other tangible personal property

                        in which such Employee has a legal or equitable

                        interest.

--------------------------------------------------------------------------------

Computer System   8.    Loss resulting directly from fraudulent:

                        a.    entries of data into, or

                        b.    changes of data elements or programs within, a

                              Computer System, provided the fraudulent entry or

                              change causes:

                              (1)   funds or other property to be transferred,

                                    paid or delivered,

                              (2)   an account of the ASSURED or of its customer

                                    to be added, deleted, debited or credited,

                                    or

                              (3)   an unauthorized account or a fictitious

                                    account to be debited or credited.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19


--------------------------------------------------------------------------------

Insuring Clauses

(continued)

Voice Initiated   9.    Loss resulting directly from Voice Initiated Funds

Funds Transfer          Transfer Instruction directed to the ASSURED authorizing

Instruction             the transfer of dividends or redemption proceeds of

                        Investment Company shares from a Customer's account,

                        provided such Voice Initiated Funds Transfer Instruction

                        was:

                        a.    received at the ASSURED'S offices by those

                              Employees of the ASSURED specifically authorized

                              to receive the Voice Initiated Funds Transfer

                              Instruction,

                        b.    made by a person purporting to be a Customer, and

                        c.    made by said person for the purpose of causing the

                              ASSURED or Customer to sustain a loss or making an

                              improper personal financial gain for such person

                              or any other person.

                        In order for coverage to apply under this INSURING

                        CLAUSE, all Voice Initiated Funds Transfer Instructions

                        must be received and processed in accordance with the

                        Designated Procedures outlined in the APPLICATION

                        furnished to the COMPANY.

--------------------------------------------------------------------------------

Uncollectible     10.   Loss resulting directly from the ASSURED having credited

Items of Deposit        an account of a customer, shareholder or subscriber on

                        the faith of any Items of Deposit which prove to be

                        uncollectible, provided that the crediting of such

                        account causes:

                        a.    redemptions or withdrawals to be permitted,

                        b.    shares to be issued, or

                        c.    dividends to be paid,

                        from an account of an Investment Company.

                        In order for coverage to apply under this INSURING

                        CLAUSE, the ASSURED must hold Items of Deposit for the

                        minimum number of days stated in the APPLICATION before

                        permitting any redemptions or withdrawals, issuing any

                        shares or paying any dividends with respect to such

                        Items of Deposit.

                        Items of Deposit shall not be deemed uncollectible until

                        the ASSURED'S standard collection procedures have

                        failed.

--------------------------------------------------------------------------------

Audit Expense     11.   Expense incurred by the ASSURED for that part of the

                        cost of audits or examinations required by any

                        governmental regulatory authority or self-regulatory

                        organization to be conducted by such authority,

                        organization or their appointee by reason of the

                        discovery of loss sustained by the ASSURED and covered

                        by this Bond.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19


General Agreements

Additional        A.    If more than one corporation, or Investment

Companies               Company, or any combination of them is included as

Included As             the ASSURED herein:

Assured

                        (1)   The total liability of the COMPANY under this Bond

                              for loss or losses sustained by any one or more or

                              all of them shall not exceed the limit for which

                              the COMPANY would be liable under this Bond if all

                              such loss were sustained by any one of them.

                        (2)   Only the first named ASSURED shall be deemed to be

                              the sole agent of the others for all purposes

                              under this Bond, including but not limited to the

                              giving or receiving of any notice or proof

                              required to be given and for the purpose of

                              effecting or accepting any amendments to or

                              termination of this Bond. The COMPANY shall

                              furnish each Investment Company with a copy of the

                              Bond and with any amendment thereto, together with

                              a copy of each formal filing of claim by any other

                              named ASSURED and notification of the terms of the

                              settlement of each such claim prior to the

                              execution of such settlement.

                        (3)   The COMPANY shall not be responsible for the

                              proper application of any payment made hereunder

                              to the first named ASSURED.

                        (4)   Knowledge possessed or discovery made by any

                              partner, director, trustee, officer or supervisory

                              employee of any ASSURED shall constitute knowledge

                              or discovery by all the ASSUREDS for the purposes

                              of this Bond.

                        (5)   If the first named ASSURED ceases for any reason

                              to be covered under this Bond, then the ASSURED

                              next named on the APPLICATION shall thereafter be

                              considered as the first named ASSURED for the

                              purposes of this Bond.

--------------------------------------------------------------------------------

Representation    B.    The ASSURED represents that all information it has

Made By Assured         furnished in the APPLICATION for this Bond or otherwise

                        is complete, true and correct. Such APPLICATION and

                        other information constitute part of this Bond.

                        The ASSURED must promptly notify the COMPANY of any

                        change in any fact or circumstance which materially

                        affects the risk assumed by the COMPANY under this Bond.

                        Any intentional misrepresentation, omission, concealment

                        or incorrect statement of a material fact, in the

                        APPLICATION or otherwise, shall be grounds for recision

                        of this Bond.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19


--------------------------------------------------------------------------------

General Agreements

(continued)

Additional        C.    If the ASSURED, other than an Investment Company, while

Offices Or              this Bond is in force, merges or consolidates with, or

Employees -             purchases or acquires assets or liabilities of another

Consolidation,          institution, the ASSURED shall not have the coverage

Merger Or Purchase      afforded under this Bond for loss which has:

Or Acquisition Of

Assets Or               (1)   occurred or will occur on premises, or

Liabilities -

Notice To Company       (2)   been caused or will be caused by an employee, or

                        (3)   arisen or will arise out of the assets or

                              liabilities,

                        of such institution, unless the ASSURED:

                        a.    gives the COMPANY written notice of the proposed

                              consolidation, merger or purchase or acquisition

                              of assets or liabilities prior to the proposed

                              effective date of such action, and

                        b.    obtains the written consent of the COMPANY to

                              extend some or all of the coverage provided by

                              this Bond to such additional exposure, and

                        c.    on obtaining such consent, pays to the COMPANY an

                              additional premium.

--------------------------------------------------------------------------------

Change Of         D.    When the ASSURED learns of a change in control (other

Control - Notice        than in an Investment Company), as set forth in Section

To Company              2(a) (9) of the Investment Company Act of 1940, the

                        ASSURED shall within sixty (60) days give written notice

                        to the COMPANY setting forth:

                        (1)   the names of the transferors and transferees (or

                              the names of the beneficial owners if the voting

                              securities are registered in another name),

                        (2)   the total number of voting securities owned by the

                              transferors and the transferees (or the beneficial

                              owners), both immediately before and after the

                              transfer, and

                        (3)   the total number of outstanding voting securities.

                        Failure to give the required notice shall result in

                        termination of coverage for any loss involving a

                        transferee, to be effective on the date of such change

                        in control.

--------------------------------------------------------------------------------

Court Costs And   E.    The COMPANY will indemnify the ASSURED for court costs

Attorneys' Fees         and reasonable attorneys' fees incurred and paid by the

                        ASSURED in defense, whether or not successful, whether

                        or not fully litigated on the merits and whether or not

                        settled, of any claim, suit or legal proceeding with

                        respect to which the ASSURED would be entitled to

                        recovery under this Bond. However, with respect to

                        INSURING CLAUSE 1., this Section shall only apply in the

                        event that:

                        (1)   an Employee admits to being guilty of Larceny or

                              Embezzlement,

                        (2)   an Employee is adjudicated to be guilty of Larceny

                              or Embezzlement, or

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19


General Agreements

Court Costs And         (3)   in the absence of 1 or 2 above, an arbitration

Attorneys' Fees               panel agrees, after a review of an agreed

(continued)                   statement of facts between the COMPANY and the

                              ASSURED, that an Employee would be found guilty of

                              Larceny or Embezzlement if such Employee were

                              prosecuted.

                        The ASSURED shall promptly give notice to the COMPANY of

                        any such suit or legal proceeding and at the request of

                        the COMPANY shall furnish copies of all pleadings and

                        pertinent papers to the COMPANY. The COMPANY may, at its

                        sole option, elect to conduct the defense of all or part

                        of such legal proceeding. The defense by the COMPANY

                        shall be in the name of the ASSURED through attorneys

                        selected by the COMPANY. The ASSURED shall provide all

                        reasonable information and assistance as required by the

                        COMPANY for such defense.

                        If the COMPANY declines to defend the ASSURED, no

                        settlement without the prior written consent of the

                        COMPANY nor judgment against the ASSURED shall determine

                        the existence, extent or amount of coverage under this

                        Bond.

                        If the amount demanded in any such suit or legal

                        proceeding is within the DEDUCTIBLE AMOUNT, if any, the

                        COMPANY shall have no liability for court costs and

                        attorney's fees incurred in defending all or part of

                        such suit or legal proceeding.

                        If the amount demanded in any such suit or legal

                        proceeding is in excess of the LIMIT OF LIABILITY stated

                        in ITEM 2. of the DECLARATIONS for the applicable

                        INSURING CLAUSE, the COMPANY'S liability for court costs

                        and attorney's fees incurred in defending all or part of

                        such suit or legal proceedings is limited to the

                        proportion of such court costs and attorney's fees

                        incurred that the LIMIT OF LIABILITY stated in ITEM 2.

                        of the DECLARATIONS for the applicable INSURING CLAUSE

                        bears to the total of the amount demanded in such suit

                        or legal proceeding.

                        If the amount demanded is any such suit or legal

                        proceeding is in excess of the DEDUCTIBLE AMOUNT, if

                        any, but within the LIMIT OF LIABILITY stated in ITEM 2.

                        of the DECLARATIONS for the applicable INSURING CLAUSE,

                        the COMPANY'S liability for court costs and attorney's

                        fees incurred in defending all or part of such suit or

                        legal proceedings shall be limited to the proportion of

                        such court costs or attorney's fees that the amount

                        demanded that would be payable under this Bond after

                        application of the DEDUCTIBLE AMOUNT, bears to the total

                        amount demanded.

                        Amounts paid by the COMPANY for court costs and

                        attorneys' fees shall be in addition to the LIMIT OF

                        LIABILITY stated in ITEM 2. of the DECLARATIONS.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19


--------------------------------------------------------------------------------

Conditions And

Limitations

Definitions       1.    As used in this Bond:

                        a.    Computer System means a computer and all input,

                              output, processing, storage, off-line media

                              libraries, and communication facilities which are

                              connected to the computer and which are under the

                              control and supervision of the operating system(s)

                              or application(s) software used by the ASSURED.

                        b.    Counterfeit means an imitation of an actual valid

                              original which is intended to deceive and be taken

                              as the original.

                        c.    Custodian means the institution designated by an

                              investment Company to maintain possession and

                              control of its assets.

                        d.    Customer means an individual, corporate,

                              partnership, trust customer, shareholder or

                              subscriber of an Investment Company which has a

                              written agreement with the ASSURED for Voice

                              Initiated Funds Transfer Instruction.

                        e.    Employee means:

                              (1)   an officer of the ASSURED,

                              (2)   a natural person while in the regular

                                    service of the ASSURED at any of the

                                    ASSURED'S premises and compensated directly

                                    by the ASSURED through its payroll system

                                    and subject to the United States Internal

                                    Revenue Service Form W-2 or equivalent

                                    income reporting plans of other countries,

                                    and whom the ASSURED has the right to

                                    control and direct both as to the result to

                                    be accomplished and details and means by

                                    which such result is accomplished in the

                                    performance of such service,

                              (3)   a guest student pursuing studies or

                                    performing duties in any of the ASSURED'S

                                    premises,

                              (4)   an attorney retained by the ASSURED and an

                                    employee of such attorney while either is

                                    performing legal services for the ASSURED,

                              (5)   a natural person provided by an employment

                                    contractor to perform employee duties for

                                    the ASSURED under the ASSURED'S supervision

                                    at any of the ASSURED'S premises,

                              (6)   an employee of an institution merged or

                                    consolidated with the ASSURED prior to the

                                    effective date of this Bond,

                              (7)   a director or trustee of the ASSURED, but

                                    only while performing acts within the scope

                                    of the customary and usual duties of any

                                    officer or other employee of the ASSURED or

                                    while acting as a member of any committee

                                    duly elected or appointed to examine or

                                    audit or have custody of or access to

                                    Property of the ASSURED, or

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19


Conditions And

Limitations

Definitions                   (8)   each natural person, partnership or

(continued)                         corporation authorized by written agreement

                                    with the ASSURED to perform services as

                                    electronic data processor of checks or other

                                    accounting records related to such checks

                                    but only while such person, partnership or

                                    corporation is actually performing such

                                    services and not:

                                    a.    creating, preparing, modifying or

                                          maintaining the ASSURED'S computer

                                          software or programs, or

                                    b.    acting as transfer agent or in any

                                          other agency capacity in issuing

                                          checks, drafts or securities for the

                                          ASSURED,

                              (9)   any partner, officer or employee of an

                                    investment advisor, an underwriter

                                    (distributor), a transfer agent or

                                    shareholder accounting recordkeeper, or an

                                    administrator, for an Investment Company

                                    while performing acts coming within the

                                    scope of the customary and usual duties of

                                    an officer or employee of an Investment

                                    Company or acting as a member of any

                                    committee duly elected or appointed to

                                    examine, audit or have custody of or access

                                    to Property of an Investment Company.

                                    The term Employee shall not include any

                                    partner, officer or employee of a transfer

                                    agent, shareholder accounting recordkeeper

                                    or administrator:

                                    a.    which is not an "affiliated person"

                                          (as defined in Section 2(a) of the

                                          Investment Company Act of 1940) of an

                                          Investment Company or of the

                                          investment advisor or underwriter

                                          (distributor) of such Investment

                                          Company, or

                                    b.    which is a "bank" (as defined in

                                          Section 2(a) of the Investment Company

                                          Act of 1940).

                                          This Bond does not afford coverage in

                                          favor of the employers of persons as

                                          set forth in e. (4), (5) and (8)

                                          above, and upon payment to the ASSURED

                                          by the COMPANY resulting directly from

                                          Larceny or Embezzlement committed by

                                          any of the partners, officers or

                                          employees of such employers, whether

                                          acting alone or in collusion with

                                          others, an assignment of such of the

                                          ASSURED'S rights and causes of action

                                          as it may have against such employers

                                          by reason of such acts so committed

                                          shall, to the extent of such payment,

                                          be given by the ASSURED to the

                                          COMPANY, and the ASSURED shall execute

                                          all papers necessary to secure to the

                                          COMPANY the rights provided for

                                          herein.

                                    Each employer of persons as set forth in

                                    e.(4), (5) and (8) above and the partners,

                                    officers and other employees of such

                                    employers shall collectively be deemed to be

                                    one person for all the purposes of this

                                    Bond; excepting, however, the fifth

                                    paragraph of Section 13.

                                    Independent contractors not specified in

                                    e.(4), (5) or (8) above, intermediaries,

                                    agents, brokers or other representatives of

                                    the same general character shall not be

                                    considered Employees.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19


--------------------------------------------------------------------------------

Conditions And

Limitations

Definitions             f.    Forgery means the signing of the name of another

(continued)                   natural person with the intent to deceive but does

                              not mean a signature which consists in whole or in

                              part of one's own name, with or without authority,

                              in any capacity for any purpose.

                        g.    Investment Company means any investment company

                              registered under the Investment Company Act of

                              1940 and listed under the NAME OF ASSURED on the

                              DECLARATIONS.

                        h.    Items of Deposit means one or more checks or

                              drafts drawn upon a financial institution in the

                              United States of America.

                        i.    Larceny or Embezzlement means larceny or

                              embezzlement as defined in Section 37 of the

                              Investment Company Act of 1940.

                        j.    Property means money, revenue and other stamps;

                              securities; including any note, stock, treasury

                              stock, bond, debenture, evidence of indebtedness,

                              certificate of deposit, certificate of interest or

                              participation in any profit-sharing agreement,

                              collateral trust certificate, preorganization

                              certificate or subscription, transferable share,

                              investment contract, voting trust certificate,

                              certificate of deposit for a security, fractional

                              undivided interest in oil, gas, or other mineral

                              rights, any interest or instruments commonly known

                              as a security under the Investment Company Act of

                              1940, any other certificate of interest or

                              participation in, temporary or interim certificate

                              for, receipt for, guarantee of, or warrant or

                              right to subscribe to or purchase any of the

                              foregoing; bills of exchange; acceptances; checks;

                              withdrawal orders; money orders; travelers'

                              letters of credit; bills of lading; abstracts of

                              title; insurance policies, deeds, mortgages on

                              real estate and/or upon chattels and interests

                              therein; assignments of such policies, deeds or

                              mortgages; other valuable papers, including books

                              of accounts and other records used by the ASSURED

                              in the conduct of its business (but excluding all

                              electronic data processing records); and, all

                              other instruments similar to or in the nature of

                              the foregoing in which the ASSURED acquired an

                              interest at the time of the ASSURED'S

                              consolidation or merger with, or purchase of the

                              principal assets of, a predecessor or which are

                              held by the ASSURED for any purpose or in any

                              capacity and whether so held gratuitously or not

                              and whether or not the ASSURED is liable therefor.

                        k.    Relative means the spouse of an Employee or

                              partner of the ASSURED and any unmarried child

                              supported wholly by, or living in the home of,

                              such Employee or partner and being related to them

                              by blood, marriage or legal guardianship.

                        l.    Securities, documents or other written instruments

                              means original (including original counterparts)

                              negotiable or non-negotiable instruments, or

                              assignments thereof, which in and of themselves

                              represent an equitable interest, ownership, or

                              debt and which are in the ordinary course of

                              business transferable by delivery of such

                              instruments with any necessary endorsements or

                              assignments.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19


Conditions And

Limitations

Definitions             m.    Subsidiary means any organization that, at the

(continued)                   inception date of this Bond, is named in the

                              APPLICATION or is created during the BOND PERIOD

                              and of which more than fifty percent (50%) of the

                              outstanding securities or voting rights

                              representing the present right to vote for

                              election of directors is owned or controlled by

                              the ASSURED either directly or through one or more

                              of its subsidiaries.

                        n.    Transportation Company means any organization

                              which provides its own or its leased vehicles for

                              transportation or which provides freight

                              forwarding or air express services.

                        o.    Voice Initiated Election means any election

                              concerning dividend options available to

                              Investment Company shareholders or subscribers

                              which is requested by voice over the telephone.

                        P.    Voice Initiated Redemption means any redemption of

                              shares issued by an Investment Company which is

                              requested by voice over the telephone.

                        q.    Voice Initiated Funds Transfer Instruction means

                              any Voice Initiated Redemption or Voice Initiated

                              Election.

                        For the purposes of these definitions, the singular

                        includes the plural and the plural includes the

                        singular, unless otherwise indicated.

--------------------------------------------------------------------------------

General           2.    This bond does not directly or indirectly cover:

Exclusions -

Applicable to All       a.    loss not reported to the COMPANY in writing within

Insuring Clauses              sixty (60) days after termination of this Bond as

                              an entirety;

                        b.    loss due to riot or civil commotion outside the

                              United States of America and Canada, or any loss

                              due to military, naval or usurped power, war or

                              insurrection. This Section 2.b., however, shall

                              not apply to loss which occurs in transit in the

                              circumstances recited in INSURING CLAUSE 3.,

                              provided that when such transit was initiated

                              there was no knowledge on the part of any person

                              acting for the ASSURED of such riot, civil

                              commotion, military, naval or usurped power, war

                              or insurrection;

                        c.    loss resulting from the effects of nuclear fission

                              or fusion or radioactivity;

                        d.    loss of potential income including, but not

                              limited to, interest and dividends not realized by

                              the ASSURED or by any customer of the ASSURED;

                        e.    damages of any type for which the ASSURED is

                              legally liable, except compensatory damages, but

                              not multiples thereof, arising from a loss covered

                              under this Bond;

                        f.    costs, fees and expenses incurred by the ASSURED

                              in establishing the existence of or amount of loss

                              under this Bond, except to the extent covered

                              under INSURING CLAUSE 11.;

                        g.    loss resulting from indirect or consequential loss

                              of any nature;

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19


--------------------------------------------------------------------------------

Conditions And

Limitations

General                 h.    loss resulting from dishonest acts by any member

Exclusions -                  of the Board of Directors or Board of Trustees of

Applicable to All             the ASSURED who is not an Employee, acting alone

Insuring Clauses              or in collusion with others;

(continued)

                        i.    loss, or that part of any loss, resulting solely

                              from any violation by the ASSURED or by any

                              Employee:

                              (1)   of any law regulating:

                                    a.    the issuance, purchase or sale of

                                          securities,

                                    b.    securities transactions on security or

                                          commodity exchanges or the over the

                                          counter market,

                                    c.    investment companies,

                                    d.    investment advisors, or

                              (2)   of any rule or regulation made pursuant to

                                    any such law; or

                        j.    loss of confidential information, material or

                              data;

                        k.    loss resulting from voice requests or instructions

                              received over the telephone, provided however,

                              this Section 2.k. shall not apply to INSURING

                              CLAUSE 7. or 9.

--------------------------------------------------------------------------------

Specific          3.    This Bond does not directly or indirectly cover:

Exclusions -

Applicable To All       a.    loss caused by an Employee, provided, however,

Insuring Clauses              this Section 3.a. shall not apply to loss covered

Except Insuring               under INSURING CLAUSE 2. or 3. which results

Clause 1.                     directly from misplacement, mysterious

                              unexplainable disappearance, or damage or

                              destruction of Property;

                        b.    loss through the surrender of property away from

                              premises of the ASSURED as a result of a threat:

                              (1)   to do bodily harm to any natural person,

                                    except loss of Property in transit in the

                                    custody of any person acting as messenger of

                                    the ASSURED, provided that when such transit

                                    was initiated there was no knowledge by the

                                    ASSURED of any such threat, and provided

                                    further that this Section 3.b. shall not

                                    apply to INSURING CLAUSE 7., or

                              (2)   to do damage to the premises or Property of

                                    the ASSURED;

                        c.    loss resulting from payments made or withdrawals

                              from any account involving erroneous credits to

                              such account;

                        d.    loss involving Items of Deposit which are not

                              finally paid for any reason provided however, that

                              this Section 3.d. shall not apply to INSURING

                              CLAUSE 10.;

                        e.    loss of property while in the mail;

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19


Conditions And

Limitations

Specific                f.    loss resulting from the failure for any reason of

Exclusions -                  a financial or depository institution, its

Applicable To All All         receiver or other liquidator to pay or deliver

Insuring Clauses ses          funds or other Property to the ASSURED provided

Except Insuring               further that this Section 3.f. shall not apply to

Clause 1.                     loss of Property resulting directly from robbery,

(continued)                   burglary, misplacement, mysterious unexplainable

                              disappearance, damage, destruction or removal from

                              the possession, custody or control of the ASSURED.

                        g.    loss of Property while in the custody of a

                              Transportation Company, provided however, that

                              this Section 3.g. shall not apply to INSURING

                              CLAUSE 3.;

                        h.    loss resulting from entries or changes made by a

                              natural person with authorized access to a

                              Computer System who acts in good faith on

                              instructions, unless such instructions are given

                              to that person by a software contractor or its

                              partner, officer, or employee authorized by the

                              ASSURED to design, develop, prepare, supply,

                              service, write or implement programs for the

                              ASSURED's Computer System; or

                        i.    loss resulting directly or indirectly from the

                              input of data into a Computer System terminal,

                              either on the premises of the customer of the

                              ASSURED or under the control of such a customer,

                              by a customer or other person who had authorized

                              access to the customer's authentication mechanism.

--------------------------------------------------------------------------------

Specific          4.    This bond does not directly or indirectly cover:

Exclusions -

Applicable to All       a.    loss resulting from the complete or partial

Insuring Clauses              non-payment of or default on any loan whether such

Except Insuring               loan was procured in good faith or through trick,

Clauses 1., 4.,               artifice, fraud or false pretenses; provided,

and 5.                        however, this Section 4.a. shall not apply to

                              INSURING CLAUSE 8.;

                        b.    loss resulting from forgery or any alteration;

                        c.    loss involving a counterfeit provided, however,

                              this Section 4.c. shall not apply to INSURING

                              CLAUSE 5. or 6.

--------------------------------------------------------------------------------

Limit Of          5.    At all times prior to termination of this Bond, this

Liability/Non-          Bond shall continue in force for the limit stated in the

Reduction And           applicable sections of ITEM 2. of the DECLARATIONS,

Non-Accumulation        notwithstanding any previous loss for which the COMPANY

Of Liability            may have paid or be liable to pay under this Bond

                        provided, however, that the liability of the COMPANY

                        under this Bond with respect to all loss resulting from:

                        a.    any one act of burglary, robbery or hold-up, or

                              attempt thereat, in which no Employee is concerned

                              or implicated, or

                        b.    any one unintentional or negligent act on the part

                              of any one person resulting in damage to or

                              destruction or misplacement of Property, or

                        c.    all acts, other than those specified in a. above,

                              of any one person, or

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19


--------------------------------------------------------------------------------

Conditions And

Limitations

Limit Of                d.    any one casualty or event other than those

Liability/Non-                specified in a., b., or c. above,

Reduction And

Non-Accumulation        shall be deemed to be one loss and shall be limited to

Of Liability            the applicable LIMIT OF LIABILITY stated in ITEM 2. of

(continued)             the DECLARATIONS of this Bond irrespective of the total

                        amount of such loss or losses and shall not be

                        cumulative in amounts from year to year or from period

                        to period.

                        All acts, as specified in c. above, of any one person

                        which

                        i.    directly or indirectly aid in any way wrongful

                              acts of any other person or persons, or

                        ii.   permit the continuation of wrongful acts of any

                              other person or persons

                        whether such acts are committed with or without the

                        knowledge of the wrongful acts of the person so aided,

                        and whether such acts are committed with or without the

                        intent to aid such other person, shall be deemed to be

                        one loss with the wrongful acts of all persons so aided.

--------------------------------------------------------------------------------

Discovery         6.    This Bond applies only to loss first discovered by an

                        officer of the ASSURED during the BOND PERIOD. Discovery

                        occurs at the earlier of an officer of the ASSURED being

                        aware of:

                        a.    facts which may subsequently result in a loss of a

                              type covered by this Bond, or

                        b.    an actual or potential claim in which it is

                              alleged that the ASSURED is liable to a third

                              party,

                        regardless of when the act or acts causing or

                        contributing to such loss occurred, even though the

                        amount of loss does not exceed the applicable DEDUCTIBLE

                        AMOUNT, or the exact amount or details of loss may not

                        then be known.

--------------------------------------------------------------------------------

Notice To         7.    a.    The ASSURED shall give the COMPANY notice thereof

Company - Proof -             at the earliest practicable moment, not to exceed

Legal Proceedings             sixty (60) days after discovery of loss, in an

Against Company               amount that is in excess of 50% of the applicable

                              DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the

                              DECLARATIONS.

                        b.    The ASSURED shall furnish to the COMPANY proof of

                              loss, duly sworn to, with full particulars within

                              six (6) months after such discovery.

                        c.    Securities listed in a proof of loss shall be

                              identified by certificate or bond numbers, if

                              issued with them.

                        d.    Legal proceedings for the recovery of any loss

                              under this Bond shall not be brought prior to the

                              expiration of sixty (60) days after the proof of

                              loss is filed with the COMPANY or after the

                              expiration of twenty-four (24) months from the

                              discovery of such loss.

                        e.    This Bond affords coverage only in favor of the

                              ASSURED. No claim, suit, action or legal

                              proceedings shall be brought under this Bond by

                              anyone other than the ASSURED.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19


Conditions And

Limitations

Notice To               f.    Proof of loss involving Voice Initiated Funds

Company - Proof -             Transfer Instruction shall include electronic

Legal Proceedings             recordings of such instructions.

Against Company

(continued)

--------------------------------------------------------------------------------

Deductible

Amount            8.    The COMPANY shall not be liable under any INSURING

                        CLAUSES of this Bond on account of loss unless the

                        amount of such loss, after deducting the net amount of

                        all reimbursement and/or recovery obtained or made by

                        the ASSURED, other than from any Bond or policy of

                        insurance issued by an insurance company and covering

                        such loss, or by the COMPANY on account thereof prior to

                        payment by the COMPANY of such loss, shall exceed the

                        DEDUCTIBLE AMOUNT set forth in ITEM 3. of the

                        DECLARATIONS, and then for such excess only, but in no

                        event for more than the applicable LIMITS OF LIABILITY

                        stated in ITEM 2. of the DECLARATIONS.

                        There shall be no deductible applicable to any loss

                        under INSURING CLAUSE 1. sustained by any Investment

                        Company.

--------------------------------------------------------------------------------

Valuation         9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                        The value of any loss of Property consisting of books of

                        account or other records used by the ASSURED in the

                        conduct of its business shall be the amount paid by the

                        ASSURED for blank books, blank pages, or other materials

                        which replace the lost books of account or other

                        records, plus the cost of labor paid by the ASSURED for

                        the actual transcription or copying of data to reproduce

                        such books of account or other records.

                        The value of any loss of Property other than books of

                        account or other records used by the ASSURED in the

                        conduct of its business, for which a claim is made shall

                        be determined by the average market value of such

                        Property on the business day immediately preceding

                        discovery of such loss provided, however, that the value

                        of any Property replaced by the ASSURED with the consent

                        of the COMPANY and prior to the settlement of any claim

                        for such Property shall be the actual market value at

                        the time of replacement.

                        In the case of a loss of interim certificates, warrants,

                        rights or other securities, the production of which is

                        necessary to the exercise of subscription, conversion,

                        redemption or deposit privileges, the value of them

                        shall be the market value of such privileges immediately

                        preceding their expiration if said loss is not

                        discovered until after their expiration. If no market

                        price is quoted for such Property or for such

                        privileges, the value shall be fixed by agreement

                        between the parties.

                        OTHER PROPERTY

                        The value of any loss of Property, other than as stated

                        above, shall be the actual cash value or the cost of

                        repairing or replacing such Property with Property of

                        like quality and value, whichever is less.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19


--------------------------------------------------------------------------------

Conditions And

Limitations

(continued)

Securities

Settlement        10.   In the event of a loss of securities covered under this

                        Bond, the COMPANY may, at its sole discretion, purchase

                        replacement securities, tender the value of the

                        securities in money, or issue its indemnity to effect

                        replacement securities.

                        The indemnity required from the ASSURED under the terms

                        of this Section against all loss, cost or expense

                        arising from the replacement of securities by the

                        COMPANY'S indemnity shall be:

                        a.    for securities having a value less than or equal

                              to the applicable DEDUCTIBLE AMOUNT - one hundred

                              (100%) percent;

                        b.    for securities having a value in excess of the

                              DEDUCTIBLE AMOUNT but within the applicable LIMIT

                              OF LIABILITY - the percentage that the DEDUCTIBLE

                              AMOUNT bears to the value of the securities;

                        c.    for securities having a value greater than the

                              applicable LIMIT OF LIABILITY - the percentage

                              that the DEDUCTIBLE AMOUNT and portion in excess

                              of the applicable LIMIT OF LIABILITY bears to the

                              value of the securities.

                        The value referred to in Section 10.a., b., and c. is

                        the value in accordance with Section 9, VALUATION,

                        regardless of the value of such securities at the time

                        the loss under the COMPANY'S indemnity is sustained.

                        The COMPANY is not required to issue its indemnity for

                        any portion of a loss of securities which is not covered

                        by this Bond; however, the COMPANY may do so as a

                        courtesy to the ASSURED and at its sole discretion.

                        The ASSURED shall pay the proportion of the Company's

                        premium charge for the Company's indemnity as set forth

                        in Section 10.a., b., and c. No portion of the LIMIT OF

                        LIABILITY shall be used as payment of premium for any

                        indemnity purchased by the ASSURED to obtain replacement

                        securities.

--------------------------------------------------------------------------------

Subrogation -     11.   In the event of a payment under this Bond, the COMPANY

Assignment -            shall be subrogated to all of the ASSURED'S rights of

Recovery                recovery against any person or entity to the extent of

                        such payment. On request, the ASSURED shall deliver to

                        the COMPANY an assignment of the ASSURED'S rights, title

                        and interest and causes of action against any person or

                        entity to the extent of such payment.

                        Recoveries, whether effected by the COMPANY or by the

                        ASSURED, shall be applied net of the expense of such

                        recovery in the following order:

                        a.    first, to the satisfaction of the ASSURED'S loss

                              which would otherwise have been paid but for the

                              fact that it is in excess of the applicable LIMIT

                              OF LIABILITY,

                        b.    second, to the COMPANY in satisfaction of amounts

                              paid in settlement of the ASSURED'S claim,

                        c.    third, to the ASSURED in satisfaction of the

                              applicable DEDUCTIBLE AMOUNT, and

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19


Conditions And

Limitations

Subrogation -           d.    fourth, to the ASSURED in satisfaction of any loss

Assignment -                  suffered by the ASSURED which was not covered

Recovery                      under this Bond.

(continued)

                        Recovery from reinsurance or indemnity of the COMPANY

                        shall not be deemed a recovery under this section.

--------------------------------------------------------------------------------

Cooperation Of    12.   At the COMPANY'S request and at reasonable times and

Assured                 places designated by the COMPANY, the ASSURED shall:

                        a.    submit to examination by the COMPANY and subscribe

                              to the same under oath,

                        b.    produce for the COMPANY'S examination all

                              pertinent records, and

                        c.    cooperate with the COMPANY in all matters

                              pertaining to the loss.

                        The ASSURED shall execute all papers and render

                        assistance to secure to the COMPANY the rights and

                        causes of action provided for under this Bond. The

                        ASSURED shall do nothing after loss to prejudice such

                        rights or causes of action.

--------------------------------------------------------------------------------

Termination       13.   If the Bond is for a sole ASSURED, it shall not be

                        terminated unless written notice shall have been given

                        by the acting party to the affected party and to the

                        Securities and Exchange Commission, Washington, D.C.,

                        not less than sixty (60) days prior to the effective

                        date of such termination.

                        If the Bond is for a joint ASSURED, it shall not be

                        terminated unless written notice shall have been given

                        by the acting party to the affected party, and by the

                        COMPANY to all ASSURED Investment Companies and to the

                        Securities and Exchange Commission, Washington, D.C.,

                        not less than sixty (60) days prior to the effective

                        date of such termination.

                        This Bond will terminate as to any one ASSURED, other

                        than an Investment Company:

                        a.    immediately on the taking over of such ASSURED by

                              a receiver or other liquidator or by State or

                              Federal officials, or

                        b.    immediately on the filing of a petition under any

                              State or Federal statute relative to bankruptcy or

                              reorganization of the ASSURED, or assignment for

                              the benefit of creditors of the ASSURED, or

                        c.    immediately upon such ASSURED ceasing to exist,

                              whether through merger into another entity,

                              disposition of all of its assets or otherwise.

                        The COMPANY shall refund the unearned premium computed

                        at short rates in accordance with the standard short

                        rate cancellation tables if terminated by the ASSURED or

                        pro rata if terminated for any other reason.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19


--------------------------------------------------------------------------------

Conditions And

Limitations

Termination             If any partner, director, trustee, or officer or

(continued)             supervisory employee of an ASSURED not acting in

                        collusion with an Employee learns of any dishonest act

                        committed by such Employee at any time, whether in the

                        employment of the ASSURED or otherwise, whether or not

                        such act is of the type covered under this Bond, and

                        whether against the ASSURED or any other person or

                        entity, the ASSURED:

                        a.    shall immediately remove such Employee from a

                              position that would enable such Employee to cause

                              the ASSURED to suffer a loss covered by this Bond;

                              and

                        b.    within forty-eight (48) hours of learning that an

                              Employee has committed any dishonest act, shall

                              notify the COMPANY, of such action and provide

                              full particulars of such dishonest act.

                        The COMPANY may terminate coverage as respects any

                        Employee sixty (60) days after written notice is

                        received by each ASSURED Investment Company and the

                        Securities and Exchange Commission, Washington, D.C. of

                        its desire to terminate this Bond as to such Employee.

--------------------------------------------------------------------------------

Other insurance   14.   Coverage under this Bond shall apply only as excess over

                        any valid and collectible insurance, indemnity or

                        suretyship obtained by or on behalf of:

                        a.    the ASSURED,

                        b.    a Transportation Company, or

                        c.    another entity on whose premises the loss occurred

                              or which employed the person causing the loss or

                              engaged the messenger conveying the Property

                              involved.

--------------------------------------------------------------------------------

Conformity        15.   If any limitation within this Bond is prohibited by any

                        law controlling this Bond's construction, such

                        limitation shall be deemed to be amended so as to equal

                        the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------

Change or         16.   This Bond or any instrument amending or affecting this

Modification            Bond may not be changed or modified orally. No change in

                        or modification of this Bond shall be effective except

                        when made by written endorsement to this Bond signed by

                        an authorized representative of the COMPANY.

                        If this Bond is for a sole ASSURED, no change or

                        modification which would adversely affect the rights of

                        the ASSURED shall be effective prior to sixty (60) days

                        after written notice has been furnished to the

                        Securities and Exchange Commission, Washington, D.C., by

                        the acting party.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19


[LOGO]

CHUBB

--------------------------------------------------------------------------------

Conditions And

Limitations

Change or               If this Bond is for a joint ASSURED, no charge or

Modification            modification which would adversely affect the rights of

(continued)             the ASSURED shall be effective prior to sixty (60) days

                        after written notice has been furnished to all insured

                        Investment Companies and to the Securities and Exchange

                        Commission, Washington, D.C., by the COMPANY.

--------------------------------------------------------------------------------

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19


                                  Chubb & Son, div. of Federal Insurance Company

                                        as manager of the member insurers of the

                                              Chubb Group of Insurance Companies

                                  POLICYHOLDER

                              DISCLOSURE NOTICE OF

                          TERRORISM INSURANCE COVERAGE

             (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002

(the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism.

Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United

States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United

States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:

$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)